SCHEDULE 13G
CUSIP NO. 749077400


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                               Quokka Sports, Inc.
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                         (Title of Class of Securities)


                                    749077400
                                 (CUSIP Number)

                                 January 15,2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13G
CUSIP NO. 749077400                                            PAGE 2 OF 8 PAGES

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    1   NAME OF REPORTING PERSON

                 Advantage Fund II Ltd.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


                 98-0181320
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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)[ ]
                                                                  (B)[ ]

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    3   SEC USE ONLY

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    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands

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      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ------------------------------------------------------
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               170,233 shares of Common Stock
        WITH:          ------------------------------------------------------
                         7   SOLE DISPOSITIVE POWER

                                       -0-
                       ------------------------------------------------------
                         8   SHARED DISPOSITIVE POWER

                            170,233 shares of Common Stock
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    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  170,233 shares of Common Stock (See Item 4(a))
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    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [X]

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    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.46%
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    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
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
SCHEDULE 13G
CUSIP NO. 749077400                                            PAGE 3 OF 8 PAGES


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    1   NAME OF REPORTING PERSON

               Genesee International, Inc.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 22-3037722
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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)[ ]
                                                                  (B)[ ]

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    3   SEC USE ONLY

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    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

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      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ------------------------------------------------------
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               170,233 shares of Common Stock
        WITH:          ------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                                       -0-
                       ------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            170,233 shares of Common Stock (See Item 4(a))
-----------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  170,233 shares of Common Stock

-----------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [X]

-----------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.46%

-----------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
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SCHEDULE 13G
CUSIP NO. 749077400                                            PAGE 4 OF 8 PAGES


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    1   NAME OF REPORTING PERSON

                 Donald R. Morken

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 6)

-----------------------------------------------------------------------------
    3   SEC USE ONLY

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    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

-----------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ------------------------------------------------------
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               170,233 shares of Common Stock
        WITH:          ------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                                       -0-
                       ------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            170,233 shares of Common Stock (See Item 4(a))
-----------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 170,233 shares of Common Stock
-----------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [X]

-----------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.46%
-----------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
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
SCHEDULE 13G
CUSIP NO. 749077400                                            PAGE 5 OF 8 PAGES



Item 1(a).        Name of Issuer:

                  Quokka Sports, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  525 Brennan Street
                  San Francisco, California  94107


Item 2(a).        Names of Persons Filing:

                  Advantage Fund II Ltd. ("Advantage")
                  Genesee International, Inc. ("Genesee")
                  Donald R. Morken ("Morken")

Item 2(b).        Address of Principal Business Office:

                  Advantage - c/o CITCO, Kaya Flamboyan 9, Curacao, Netherlands Antilles
                  Genesee - CITCO Building, Wickhams Cay, P.O. Box 662, Road Town Tortola, British Virgin Islands
                  Morken - 10500 N.E. 8th Street, Suite 1920, Bellevue, Washington 98004-4332

Item 2(c).        Place of Organization or Citizenship:

                  Advantage - British Virgin Islands
                  Genesee - Delaware
                  Morken - United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.0001 par value per share of the Company (the "Common Stock")

Item 2(e).        CUSIP Number:

                  749077400

Item 3. This statement is filed pursuant to Rule 13d-1(c) by Advantage, Genesee, and Morken.

Item 4.           Ownership:

                  (a)    Amount Beneficially Owned:

                         170,233 shares of Common Stock *

                  (b)    Percent of Class:

                         9.46% (based on 1,682,350 shares of Common Stock outstanding as of March 9, 2001, which gives effect to the Company's 1 for 50 reverse stock split of the number of shares reported in the Company's Annual
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SCHEDULE 13G
CUSIP NO. 749077400                                            PAGE 6 OF 8 PAGES


                         Report on Form 10-K, for the year ended December 31,
                         2000)

                  (c)    Number of Shares as to which the Person has:

                         (i)     sole power to vote or to direct
                                    the vote

                                                -0-

                         (ii)    shared power to vote or to direct the vote:

                                 170,233 shares of Common Stock*

                         (iii) sole power to dispose or to direct the disposition of

                                                -0-

                         (iv) shared power to dispose or to direct the disposition of

                                 170,233 shares of Common Stock*

*The amounts reported as beneficially owned are computed as of January 15, 2002 and include 52,790 shares of Common Stock owned by Advantage that are outstanding and 117,444 shares of Common Stock that Advantage has the right to acquire upon conversion or exercise of other securities. Advantage holds (1) a Common Stock Purchase Warrant issued by the Company (the "Warrant") that entitles the holder to purchase 3,625 shares of Common Stock, (2) an Amended 7.0% Convertible Promissory Note, Series A in the outstanding principal amount of $3,083,737.60 issued by the Company (the "Note") and (3) 2,229.15 shares (the "Preferred Shares") of 7% Series A Convertible Preferred Stock of the Company.

The principal of the Note and accrued and unpaid interest thereon are convertible into shares of Common Stock at a price of $37.50 per share, subject to adjustment as provided in the Note. The Preferred Shares are convertible into shares of Common Stock at a price of $75.00 per share, subject to adjustment as provided in the terms of the Preferred Shares. For purposes of conversion, Preferred Shares are valued at their liquidation value. Interest accruing on the
Note increases the outstanding amount of the Note if not paid on the applicable interest payment date. Dividends on the Preferred Shares increase the liquidation value per share. The Preferred Shares have an initial liquidation value of $1,000 per share, and as of January 15, 2002, the aggregate accrued and unpaid dividends on all of the Preferred Shares were $139,795.19, which dividend amount is convertible into shares of Common Stock.

By their terms, the Amended Note and the Preferred Shares may not be converted, and the Warrant may not be exercised, if and to the extent that the holder would beneficially own more than 9.99% of the outstanding Common Stock. The amount reported as beneficially owned is not currently affected by such limitation.

The securities reported as beneficially owned are held by Advantage. Genesee and Morken hereby expressly disclaim beneficial ownership of such securities.
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SCHEDULE 13G
CUSIP NO. 749077400                                            PAGE 7 OF 8 PAGES


Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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SCHEDULE 13G
CUSIP NO. 749077400                                            PAGE 8 OF 8 PAGES


Exhibits:

     Exhibit I: Joint Filing Agreement, dated as of February 26, 2001, by and among Advantage, Genesee and Morken (incorporated herein by reference to the exhibit with the same number included in the Schedule 13G filed by Advantage, Genesee and Morken with respect to the Company on February 26, 2001)

                                    SIGNATURE

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated as of January 25, 2002.

                    ADVANTAGE FUND II LTD.

                    By:  GENESEE INTERNATIONAL, INC.
                         As General Manager

                            By: /s/ Donald R. Morken
                         ----------------------------
                         Donald R. Morken
                         Title: President

                    GENESEE INTERNATIONAL, INC.

                    By: /s/ Donald R. Morken

                    ---------------------------------
                    Donald R. Morken
                    Title: President

                    /s/ Donald R. Morken

                    ---------------------------------
                    Donald R. Morken